Exhibit 99.1

Entry into a New Loan Facility

On June 30, 2016, TAL Education Group signed a 3-year US$400 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a US$225 million 3-year bullet maturity term loan and a US$175 million 3-year revolving facility, are priced at 250 basis points over LIBOR. The use of proceeds of the facilities are for general corporate purposes.